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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Applied Innovation Inc.
(Name of Issuer)
Common Stock, par value $.01
(Title of Class of Securities)
037916 10 3
(CUSIP Number)
Curtis A. Loveland, Esq.
Porter, Wright, Morris & Arthur LLP
41 South High Street
Columbus, OH 43215
(614) 227-2004
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 22, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	037916 10 3	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Gerard B. Moersdorf, Jr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		185,100 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,444,029 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,321,250 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,629,129 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ Gerard B. Moersdorf, Jr. expressly disclaims beneficial ownership of 2,121,716 shares held by his former spouse, Linda S. Moersdorf, and 1,063 shares held in Linda S. Moersdorf’s IRA.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

36.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	037916 10 3	Page	3	of	5
ITEM 1. Security and Issuer
     This statement relates to the common shares, $.01 par value, of Applied Innovation Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 5800 Innovation Drive, Dublin, Ohio 43016.
ITEM 2. Identity and Background
(a)	Name of Persons Filing: Gerard B. Moersdorf, Jr. (sometimes referred to as the “Reporting Person”)

(b)	Address of Principal Business Office, or, if none, Residence: 5800 Innovation Drive, Dublin, Ohio 43016

(c)	Present occupation: Chairman of the Board of Issuer

(d)	Criminal convictions: Not applicable

(e)	Civil proceedings: Not applicable

(f)	Citizenship: Mr. Moersdorf, Jr. is a United States Citizen
ITEM 3. Source and Amount of Funds or Other Consideration
     No Amendment.
ITEM 4. Purpose of Transaction
     Item 4 is hereby amended to add the following:
     On February 22, 2007, Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with KEG Holdings, Inc. (“KEG”), the parent company of Kentrox, LLC (“Kentrox”), and Buckeye Merger Co., a wholly-owned subsidiary of KEG (“Merger Sub”). Under the Merger Agreement, Merger Sub will be merged with and into Issuer (the “Merger”), with Issuer continuing after the Merger as the surviving corporation and a subsidiary of KEG. At the effective time of the Merger each issued and outstanding share of Issuer’s common stock (the “Common Stock”) will be converted into the right to receive $3.45 in cash (the “Merger Consideration”), subject to upward or downward adjustment based on Issuer’s Combined Adjusted Working Capital at closing, which is equal to Issuer’s Total Current Assets, plus the Issuer’s Investments, less the Issuer’s Total Liabilities.
     As a condition and inducement for KEG to enter into the Merger Agreement and in consideration thereof, Mr. Moersdorf, Jr. entered into an individual support agreement with KEG (the “Support Agreement”), whereby Mr. Moersdorf, Jr. agreed, severally and not jointly, to vote all of the shares of Issuer Common Stock beneficially owned by him, including those shares held by Linda S. Moersdorf, his former spouse, over which he has the power to vote, at any Issuer stockholder meeting or by consensual action (i) in favor of the Merger Agreement and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof; (ii) against approval of any proposal made in opposition to, or in

CUSIP No.	037916 10 3	Page	4	of	5
competition with, consummation of the Merger or any other transactions contemplated by the Merger Agreement; and (iii) against any of the following actions (other than those actions that relate to the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Issuer or any subsidiary of the Issuer with any party, (B) any sale, lease or transfer of any significant part of the assets of Issuer or any subsidiary of Issuer, (C) any reorganization, recapitalization, dissolution, liquidation, or winding up of Issuer or any subsidiary of Issuer, (D) any material change in the capitalization of Issuer or any subsidiary of Issuer, or the corporate structure of Issuer or any subsidiary of Issuer, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Merger Agreement (collectively, items (i) – (iii) above are referred to herein as the “Special Meeting Action Items”).
     Pursuant to the Support Agreement, via an attached Irrevocable Proxy, Mr. Moersdorf has irrevocably appointed KEG, acting through three appointed proxy holders, as Mr. Moersdorf’s true and lawful proxy and sole attorney-in-fact with respect to the above prescribed matters related to the Merger Agreement. Accordingly, KEG has the limited right to vote or deliver a consent with respect to the Special Meeting Action Items. Mr. Moersdorf, Jr. may vote his shares of Issuer Common Stock on all other matters. The Support Agreement terminates upon the earlier to occur of (x) the termination of the Merger Agreement, (y) such time as the Merger shall become effective or (z) on February 22, 2008.
     References to, and descriptions of, the Merger Agreement and set forth in this Amendment No. 4 to Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 2.1 to the Form 8-K filed by Issuer on February 23, 2007, which is incorporated by reference herein in their entirety where such references and descriptions appear.
     References to, and descriptions of, the Support Agreement and set forth in this Amendment No. 4 to Schedule 13D are qualified in their entirety by reference to the Support Agreement included as Exhibit 1 to this Amendment No. 4 to Schedule 13D, which is incorporated by reference herein in its entirety where such references and descriptions appear.
ITEM 5. Interest in Securities of the Issuer
(a)	Reporting Person beneficially owns 5,629,129 shares of the Issuer’s Common Stock, representing 36.8% of the Issuer’s outstanding Common Stock.

(b)	Reporting Person has sole power to vote 185,100 shares of the Issuer’s Common Stock, shared power to vote 5,444,029 shares of the Issuer’s Common Stock, and sole power to dispose of 3,321,250 shares of the Issuer’s Common Stock.

(c)	N/A.

CUSIP No.	037916 10 3	Page	5	of	5
(d)	N/A.

(e)	N/A.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is hereby amended to add the information set forth in Item 4 hereof, which is incorporated herein by reference.
ITEM 7. Material to Be Filed as Exhibits
     Item 7 is hereby amended to add the following exhibit:
1.	Support Agreement, dated February 22, 2007, between Gerard B. Moersdorf, Jr. and KEG Holdings, Inc.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 2, 2007	By:	/s/ Gerard B. Moersdorf, Jr. Gerard B. Moersdorf, Jr.